Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock, $0.001 par value per share, of LiveOne, Inc., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 24, 2026.

BROADCAST MUSIC, INC.

By: /s/ Pam Schoenfeld
Name: Pam Schoenfeld
Title: Senior Vice President and Chief Legal Officer

OTIS PARENT, INC.

By: /s/ Pam Schoenfeld
Name: Pam Schoenfeld
Title: Senior Vice President and Chief Legal Officer

OTIS INTERMEDIATE, INC.

By: /s/ Pam Schoenfeld
Name: Pam Schoenfeld
Title: Senior Vice President and Chief Legal Officer

OTIS TOPCO, L.P.

By: /s/ Pam Schoenfeld
Name: Pam Schoenfeld
Title: Senior Vice President and Chief Legal Officer

OTIS TOPCO GP, L.L.C..

By: /s/ Pam Schoenfeld
Name: Pam Schoenfeld
Title: Senior Vice President and Chief Legal Officer

NM OTIS CO-INVEST, L.P.

By: NMI Co-Invest GP, L.L.C., its general partner

By: /s/ Adam Weinstein
Name: Adam Weinstein
Title: Authorized Person

NMI CO-INVEST GP, L.L.C.

By: /s/ Adam Weinstein
Name: Adam Weinstein
Title: Authorized Person

/s Steven B. Klinsky
Steven B. Klinsky